Via Facsimile and U.S. Mail
Mail Stop 6010

August 16, 2006

Mr. Richard F. Hamm, Jr.
Senior Vice President, Corporate Development,
General Counsel and Secretary
Dendreon Corporation
3005 First Avenue
Seattle, WA 98121

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Filed August 8, 2006**
> **File No. 000-30681**

Dear Mr. Hamm:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 1. Business, page 2

1. If you capitalize inventory prior to FDA approval, please provide a brief description of the overall FDA approval process. The description should meaningfully relate to your accounting policy for pre-launch inventory.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 36

2.   For each product that you determine to capitalize inventory prior to the approval of the product by the FDA, such as Provenge, please provide the information that follows, in a disclosure-type format.

- Specify the current status of the product approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.

- Specify the nature of any safety and efficacy, manufacturing and marketing, or labeling issues outstanding and why you do not believe those issues affect your probable future benefit conclusion.

- Specify the remaining shelf-life, as of each balance sheet date presented, and why you believe you will be able to realize the inventory prior to the expiration of the shelf-life.

- Specify the risks and uncertainties surrounding market acceptance of the product once approved and how this will affect the realization of the related asset.

- Describe the current status of product-related litigation, for example, patent infringement lawsuits, and the nature of all contractual restrictions that must be satisfied prior to the sale of the product, if any. You should include within that disclosure a robust analysis of the effect that any lawsuit and/or contractual restrictions had or will have on your initial assessment that an asset existed, as well as your ongoing assessment of the realizability of the capitalized inventory.

- Describe the effects of build–up of pre-launch inventory balances on liquidity.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Milestones, page F-8

3.   Please provide us with additional information, in a disclosure-type format, that clarifies your revenue recognition policy with respect to non-substantive/at-risk research and development milestones. That is, clarify your statement that you recognize revenue related to non-substantive/at-risk milestone payments "as if the payment(s) were an up-front fee" to tell us whether you: 1) recognize the related revenue over the remaining product development period and 2) whether you recognize a proportionate amount on receipt that correlates to the work already performed under the underlying development arrangement.

Note 2. Significant Agreements

Nuvelo, page F-13

4.   You disclose that you recognized the entire $4.6 million up-front fee received pursuant to your license agreement with Nuvelo, Inc. ("Nuvelo") during the fiscal year ended December 31, 2004. Please provide us with additional information, in a disclosure-type format, that clarifies whether this payment is non-refundable. Additionally, tell us why you determined that it was appropriate to recognize the entire up-front fee immediately, as it appears you may have development obligations to Nuvelo under this agreement. Please refer to SAB No. 104, Topic 13.A.3(f), as applicable.

Note 11. Commitments and Contingencies, page F-24

5.   Please tell us why you have not recorded your obligations under the Diosynth RTP, Inc. agreements as liabilities on your balance sheet.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 4. Prepaid Manufacturing Costs, page 9

6.   Please provide us with additional information, in a disclosure-type format, that tells us why you did not recognize your April 2006 $6.3 million prepayment to Diosynth for the Provenge antigens as research and development expense. It appears that there will potentially be a long period between the time of payment

and the approval of Provenge by the FDA. Please address FASB Concept Statement No. 6, SFAS No. 2, or other literature, as applicable.

7.   On page 15 of the "Overview" section of your MD&A, you disclose that you anticipate filing your Biologics License Application, or BLA, for Provenge "on a rolling basis" in 2006. Please provide us with additional information, in a disclosure-type format, that states a more specific time-frame for filing this BLA. Tell us whether there have been any new developments, including any delays in the filing process from the time frame you originally anticipated. Please also clarify what you mean by "on a rolling basis."

8.   You state that you intend to reclassify your prepayments to Diosynth for Provenge antigens as inventory when they are delivered if it is probable that you will obtain regulatory approval for Provenge. Please confirm that you will provide the following disclosures if you capitalize inventory prior to FDA approval:

- Specifically state the point during the FDA approval process you determine that a probable future benefit exists.

- Disclose the status of the FDA's consideration of the safety and efficacy of the drug and evaluation of the manufacturing process at that point.

- For products that outstanding litigation has not been satisfactorily resolved, state the point during the litigation process that you determine that a probable future benefit exists.

- Disclose how you apply the lower-of-cost-or-market principle to pre-launch inventory. We do not believe it is appropriate to aggregate pre-launch inventory with inventory for commercial sale when applying the lower-of cost-or-market principle.

- Separately present pre-launch inventory from commercial inventory and quantify the total amount of inventory by category; that is, raw materials, work in process and finished goods.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657, or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant